================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               -------------------

                                    FORM 11-K


               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               FOR THE TRANSITION PERIOD FROM         TO        .



                         COMMISSION FILE NUMBER 0-20083


                               -------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      SPACELABS MEDICAL, INC. INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                             SPACELABS MEDICAL, INC.
                             15220 N.E. 40TH STREET
                                 P.O. BOX 97013
                         REDMOND, WASHINGTON 98073-9713





                    Page 1 of 22 sequentially numbered pages

================================================================================

[KPMG LOGO]

                             SPACELABS MEDICAL, INC.
                              INCENTIVE SAVINGS AND
                              STOCK OWNERSHIP PLAN

                       Financial Statements and Schedules

                           December 31, 1995 and 1994

                   (With Independent Auditors' Report Thereon)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN


                                TABLE OF CONTENTS
================================================================================





                                                                                         Page
Independent Auditors' Report                                                               1

Statements of Assets Available for Plan Benefits, December 31, 1995 and 1994               2
Statements of Changes in Assets Available for Plan Benefits, Years ended
   December 31, 1995 and 1994                                                              3
Notes to Financial Statements, December 31, 1995 and 1994                                 4-13

Schedule 1--Line 27(a)--Schedule of Assets Held for Investment Purposes,
   December 31, 1995                                                                       14
Schedule 2--Line 27(d)--Schedule of Reportable Transactions,Year ended
  December 31, 1995                                                                        15

[KPMG LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT
================================================================================
The Benefits Committee
SpaceLabs Medical, Inc.
  Incentive Savings and Stock Ownership Plan:

We have audited the accompanying statements of assets available for plan benefits of SpaceLabs Medical, Inc. Incentive Savings and Stock Ownership Plan
(Plan) as of December 31, 1995 and 1994 and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedules 1 and 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG Peat Marwick LLP

Seattle, Washington
June 7, 1996

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1995 and 1994

- ------------------------------------------------------------------------------------------
                                                                        1995        1994
- ------------------------------------------------------------------------------------------
Investments:
     Investments, at fair value (note 5):
        Cash and cash equivalents                                  $    64,284       9,024
        Mutual funds                                                13,483,141   7,770,807
        Common stocks                                                5,806,324   4,242,822

     Investments, at contract value (note 5):
        Insurance contracts                                          3,953,247   5,413,734
                                                                   -----------------------
                      Total investments                             23,306,996  17,436,387

Receivables:
     Employees' contributions                                            1,171     198,002
     Employer's contribution                                            68,282      70,650
- ------------------------------------------------------------------------------------------
                      Assets available for plan benefits (note 4)  $23,376,449  17,705,039
==========================================================================================






See accompanying notes to financial statements.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS

                     Years ended December 31, 1995 and 1994

- ------------------------------------------------------------------------------------------------------
                                                                                 1995          1994
- ------------------------------------------------------------------------------------------------------
Investment income:
     Interest and dividends                                                 $    898,775       709,852
     Net appreciation (depreciation) in fair value of investments
     (note 5)                                                                  3,402,294      (436,915)
                                                                            --------------------------
                Net investment income                                          4,301,069       272,937
                                                                            --------------------------
Contributions [note 1(c)]:
     Employees                                                                 2,675,463     2,740,222
     Employer                                                                    906,322       963,845
                                                                            --------------------------
                Total contributions                                            3,581,785     3,704,067
                                                                            --------------------------
                Total additions                                                7,882,854     3,977,004

Benefits paid to participants                                                 (2,211,444)   (1,247,997)
                                                                            --------------------------
                Increase in assets available for plan benefits                 5,671,410     2,729,007

Assets available for plan benefits at beginning of year                       17,705,039    14,976,032
- ------------------------------------------------------------------------------------------------------
Assets available for plan benefits at end of year                           $ 23,376,449    17,705,039
======================================================================================================





See accompanying notes to financial statements.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1995 and 1994

================================================================================



(1)    PLAN DESCRIPTION

       The following description of the SpaceLabs Medical, Inc. Incentive Savings and Stock Ownership Plan (Plan) provides only general information and shall not serve as the basis for any rights or benefits under the Plan. Participants should refer to the Plan document for a more complete description of the Plan and benefit information.

       (a)  GENERAL

            The Plan is a defined contribution plan covering all full-time, U.S. resident employees of SpaceLabs Medical, Inc. (Sponsor or Company) who have one year of service and part-time employees who have completed one year of service and have worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)  ADMINISTRATION

            The plan administrator is SpaceLabs Medical, Inc., which appointed a Benefits Committee to administer the Plan.

            The Plan's investments are held by in trust by Wachovia Employee Benefit Trust Services (Trustee). Prior to January 1, 1995, Plan investments were held by First Interstate Bank of Washington.

       (c)  CONTRIBUTIONS

            Participants may elect to contribute from 2% to 16% of compensation, as defined, to the Plan subject to a pretax limit of $9,240 in 1995 and 1994. Contributions and earnings are credited to separate accounts maintained for each participant. Employer matching contributions are made by the Sponsor at 50% of before- and after-tax contributions up to 6% of earnings. For purposes of the Plan financial statements "employer contributions" consist of the employer matching contributions and "employees contributions" consist of before- and after-tax contributions and rollover contributions.

            All employer matching contributions are made directly in the Company's common stock and invested in the Common Stock Fund for the benefit of the participants unless the participants are 55 years of age or older, at which time participants may elect to have employer matching contributions allocated in the same manner as their contributions. Employer stock contributions were valued at $855,003 and $920,927 in 1995 and 1994, respectively. Forfeitures of employer matching contributions are used to reduce future employer contributions.

                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

            The Plan offers the following investment options: The Fixed Income Fund, the Balanced Fund, the Diversified Equity Fund, the Global Fund, the Aggressive Growth Fund; and common stock represented by the Company Stock Fund and the ATL Stock Fund; however, the ATL Stock Fund is not available for new contributions.

            The Fixed Income Fund is a portfolio of Guaranteed Investment Contracts plus the Dreyfus and Invesco ITC Stable Value Funds which are collective investment funds investing primarily in guaranteed investment contracts and other similar instruments to achieve high current income and stability of principal. The Balanced Fund invests in the Phoenix Balanced Fund which holds equity and fixed income securities seeking reasonable income, long-term capital growth and conservation of capital. The Diversified Equity Fund is a portfolio of large capitalization common stock investments managed by the Vanguard Group and held in the Windsor II Fund. The Global Fund invests primarily in equity securities on a worldwide basis and seeks long-term capital growth through the Scudder Global Fund. The Aggressive Growth Fund seeks long-term capital appreciation through the Alger Defined Contribution Small Cap Portfolio, by investing in equity securities of companies with total market capitalization of less than $1 billion. The Company Stock Fund is a portfolio of common stock of SpaceLabs Medical, Inc., the Sponsor of the Plan. The ATL Stock Fund is a portfolio of common stock of Advanced Technology Laboratories, Inc.

       (d)  PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions, and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the vested balance of the participant's account.

            The current value of each participant's account is determined based on the carrying values of the funds and is computed monthly.




                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

       (e)  PAYMENT OF BENEFITS

            Participants are eligible to receive distributions, to the extent vested, upon retirement, upon becoming disabled, upon termination of employment, or upon request for withdrawal prior to termination subject to certain restrictions. A participant's beneficiary is eligible to receive a distribution of the balance of the participant's account upon the death of the participant.

            Distributions are made in cash or, if a participant elects, in the form of Company and/or Advanced Technology Laboratories, Inc. common shares plus cash for any fractional share.

       (f)  VESTING

            Participants are fully vested at all times in their contributions and earnings thereon. Participants vest in employer matching contributions and earnings thereon as follows:

                                                 Percent
                      Years of service           vested
                      ----------------           ------
                      After one year                20%
                      After two years               40
                      After three years             60
                      After four years              80
                      After five years             100


            Participants become immediately vested in employer matching contributions upon termination of employment due to retirement, death or total and permanent disability.

       (g)  TERMINATION

            Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested.


                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

================================================================================


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)  BASIS OF PRESENTATION

            The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)  VALUATION OF INVESTMENTS

            With the exception of contracts with insurance companies, all investments of the Plan are stated at fair value, as determined by closing market prices for securities. Contracts with insurance companies are valued at the face value of the contract. Purchases and sales are recorded on a trade-date basis.

            The Plan presents in the statement of changes in assets, the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       (c)  CASH AND CASH EQUIVALENTS

            The Plan considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

       (d)  EXPENSES

            Administrative expenses of the Plan are paid by the Sponsor.

       (e)  USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.
            Actual results could differ from those estimates.

(3)    TAX STATUS

       The Plan was notified in September 1995 by the Internal Revenue Service
       (IRS) that it is qualified under section 401(a) of the Internal Revenue Code (IRC). Subsequent to this notification, there was an amendment to the Plan. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the related trust is tax exempt.


                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

(4)    RECONCILIATION TO FORM 5500

       Net assets reported in accordance with IRS Form 5500 differ from the financial statements in that the Form 5500 includes a liability attributable to terminated participants of $200,551 and $122,331 at December 31, 1995 and 1994, respectively. Changes in net assets in the Form 5500 differ from the financial statement by an amount equal to the change in the liability for terminated participants from the beginning of the year to the end. Such difference was an increase in the liability of $78,220 in 1995 and a decrease in the liability of $45,437 in 1994.

(5)    INVESTMENTS

       The following table presents the assets held for investment purposes at December 31:

                                                                1995                        1994
                                                    ---------------------------   -------------------------
                                                     PRINCIPAL                    Principal
                                                     AMOUNT OR       INVEST-      amount or        Invest-
                                                      NUMBER          MENT          number          ment
                                                     OF SHARES        VALUE       of shares         value
                                                    ---------------------------   -------------------------
Investments at fair value:
   Cash and cash equivalents:
      Wachovia Bank DTF Short-Term Investment Fund     64,284       $    64,284       --         $     --
      First Interstate Bank of Washington Employee
         Benefit Cash Management Portfolio               --                --        9,024            9,024
                                                    -------------------------------------------------------
              Total cash and cash equivalents          64,284            64,284      9,024            9,024
                                                    -------------------------------------------------------
   Mutual funds:
      Vanguard Group Windsor II Fund                  332,167         6,862,578    308,196        4,875,707
      Dreyfus Stable Value Fund                       858,562           858,562    638,687          638,687
      Scudder Global Stock Fund                        65,158         1,759,926     57,721        1,346,675
      Alger Defined Contribution Small Cap Fund       106,680         1,863,691     58,976          643,462
      Phoenix Balanced Fund                            29,344           492,973     17,954          266,276
      Invesco ITC Stable Value Fund                 1,645,411         1,645,411       --               --
                                                    -------------------------------------------------------
              Total mutual funds                    3,037,322        13,483,141  1,081,534        7,770,807
                                                    -------------------------------------------------------
   Common stock:
      SpaceLabs Medical, Inc.                         175,073         5,033,349    153,989        3,580,244
      Advanced Technology Laboratories, Inc.           31,550           772,975     35,815          662,578
                                                    -------------------------------------------------------
              Total common stock                      206,623         5,806,324    189,804        4,242,822
                                                    -------------------------------------------------------

                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

                                                                   1995                        1994
                                                       ---------------------------   --------------------------
                                                        PRINCIPAL                    Principal
                                                        AMOUNT OR       INVEST-      amount or        Invest-
                                                         NUMBER          MENT          number          ment
                                                        OF SHARES        VALUE       of shares         value
                                                       --------------------------   ---------------------------
Investments at contract value:
   Insurance contracts:
     Principal Mutual Life Insurance Company,
       Guaranteed Investment Contract Policy No.
       4-7799, 4.85%, 1/2 due July 1, 1996 and the
       remainder due January 1, 1997                   1,467,037      $ 1,467,037    1,399,297      $ 1,399,297
     Metropolitan Life Insurance Company, Guaranteed
       Investment Contract Policy No. GA-13191,
       6.80%, due March 31, 1996                       1,195,407        1,195,407    1,119,295        1,119,295
     New York Life Insurance Company, Guaranteed
       Investment Contract No. GA-06633, 8.10%, due
       March 31, 1995                                       --               --      1,693,164        1,693,164
     Provident Life and Accident Insurance Company,
       Guaranteed Investment Contract, Policy No
       627-05297, 7.39%, due July 1, 1996

                                                       1,290,803        1,290,803    1,201,978        1,201,978
                                                       --------------------------------------------------------
              Total insurance contracts                3,953,247        3,953,247    5,413,734        5,413,734
                                                       =========      -----------    =========      -----------
              Total investments                                       $23,306,996                   $17,436,387
                                                                      ===========                   ===========

During the years ended December 31, 1995 and 1994, the Plan's investments appreciated (depreciated) in value as follows:

                                         1995              1994
                                     ----------------------------
                     Mutual funds    $2,295,230         $(390,728)
                     Common stock     1,107,064           (46,187)
                                     ----------------------------
                                     $3,402,294         $(436,915)
                                     ============================

       The fair value of the guaranteed investment contracts, determined using available market information and appropriate valuation methodologies, approximate their carrying value at December 31, 1995 and 1994.


                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
================================================================================

(6)    ASSETS BY FUND

       Assets available for plan benefits at December 31, 1995 and 1994 are allocated by fund as follows:

                                                 Fixed              Diversified              Aggressive     Company      ATL
                                                Income    Balanced     Equity       Global     Growth        Stock      Stock
                    1995                         Fund      Fund         Fund         Fund       Fund          Fund       Fund
                    ----                      -------------------------------------------------------------------------------
Investments:
     Fair value:
        Cash and cash equivalents             $    9,912        -       24,590      12,733        1,418       13,218    2,413
        Mutual funds                           2,503,973  492,973    6,862,578   1,759,926    1,863,691            -        -
        Common stocks                                  -        -            -           -            -    5,033,349  772,975
     Contract value - insurance contracts      3,953,247        -            -           -            -            -        -
                                              -------------------------------------------------------------------------------
                                               6,467,132  492,973    6,887,168   1,772,659    1,865,109    5,046,567  775,388
Receivables:
     Employees' contribution                         774      168         (251)       (395)        (451)       1,326        -
     Employer contribution                             -        -            -           -            -       68,282        -
                                              -------------------------------------------------------------------------------
         Assets available for plan benefits   $6,467,906  493,141    6,886,917   1,772,264    1,864,658    5,116,175  775,388
                                              ===============================================================================
                    1995                               Total
                    ----                          ----------
Investments:
     Fair value:
        Cash and cash equivalents               $    64,284
        Mutual funds                             13,483,141
        Common stocks                             5,806,324
     Contract value - insurance contracts         3,953,247
                                                -----------
                                                 23,306,996
Receivables:
     Employees' contribution                          1,171
     Employer contribution                           68,282
                                                -----------
         Assets available for plan benefits     $23,376,449
                                                ===========




                                                                     (Continued)
                                       10

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

                                                         Fixed                  Diversified               Aggressive     Company
                                                         Income      Balanced      Equity       Global   Growth Fund      Stock
             1994                                         Fund        Fund         Fund         Fund        Fund          Fund
             ----                                      -------------------------------------------------------------------------
Investments:
  Fair value:
     Cash and cash equivalents                         $     --         --           --          8,614       --              184
     Mutual funds                                         638,687    266,276    4,875,707    1,346,675    643,462           --
     Common stocks                                           --         --           --           --         --        3,580,244
  Contract value - insurance contracts                  5,413,734       --           --           --         --             --
                                                       -------------------------------------------------------------------------
                                                        6,052,421    266,276    4,875,707    1,355,289    643,462      3,580,428

Receivables:
  Employees' contribution                                  57,287     10,982       58,308       30,951     25,121         15,353
  Employer contribution                                      --         --           --           --         --           70,650
                                                       -------------------------------------------------------------------------
     Assets available for plan benefits                $6,109,708    277,258    4,934,015    1,386,240    668,583      3,666,431
                                                       =========================================================================

                                                          ATL
                                                         Stock
             1994                                        Fund           Total
             ----                                      ----------------------
Investments:
  Fair value:
     Cash and cash equivalents                         $    226         9,024
     Mutual funds                                          --       7,770,807
     Common stocks                                      662,578     4,242,822
  Contract value - insurance contracts                     --       5,413,734
                                                       ----------------------
                                                        662,804    17,436,387

Receivables:
  Employees' contribution                                  --         198,002
  Employer contribution                                    --          70,650
                                                       ----------------------
     Assets available for plan benefits                $662,804    17,705,039
                                                       ======================




                                                                     (Continued)

                             SPACELABS MEDICAL, INC.

                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

(7)    CHANGES IN ASSETS ALLOCATED BY FUND

       Assets available for plan benefits at December 31, 1995 and 1994 and the changes in assets available for plan benefits for the years then ended are allocated by fund as follows:

                                                Fixed               Diversified                Aggressive   Company       ATL
                                               Income   Balanced       Equity       Global      Growth       Stock        Stock
            1995                                Fund      Fund          Fund         Fund        Fund        Fund         Fund
            ----                           ------------------------------------------------------------------------------------
Contributions                              $  742,258    176,054      800,928      439,226      412,051    1,011,268       --
                                           ------------------------------------------------------------------------------------
Investment income:
 Interest and dividends                       392,238     37,197      399,816       68,643          187          638         56
 Net appreciation in fair value of
    investments                                  --       44,832    1,531,348      230,498      488,552      924,995    182,069
                                           ------------------------------------------------------------------------------------
     Net investment income                    392,238     82,029    1,931,164      299,141      488,739      925,633    182,125
                                           ------------------------------------------------------------------------------------
     Net additions                          1,134,496    258,083    2,732,092      738,367      900,790    1,936,901    182,125

Benefits paid to participants                (643,480)   (34,818)    (677,868)    (174,503)    (193,578)    (430,441)   (56,756)
Interfund transfers                          (132,819)    (7,379)    (101,321)    (177,844)     488,864      (56,718)   (12,783)
                                           ------------------------------------------------------------------------------------
    Increase in fund balances                 358,197    215,886    1,952,903      386,020    1,196,076    1,449,742    112,586

Fund balances at beginning of year          6,109,708    277,258    4,934,015    1,386,240      668,583    3,666,431    662,804
                                           ------------------------------------------------------------------------------------
Fund balances at end of year               $6,467,905    493,144    6,886,918    1,772,260    1,864,659    5,116,173    775,390
                                           ====================================================================================
            1995                               Total
            ----                           -----------
Contributions                              $ 3,581,785
                                           -----------
Investment income:
 Interest and dividends                        898,775
 Net appreciation in fair value of
    investments                              3,402,294
                                           -----------
     Net investment income                   4,301,069
                                           -----------
     Net additions                           7,882,854

Benefits paid to participants               (2,211,444)
Interfund transfers                               --
                                           -----------
    Increase in fund balances                5,671,410

Fund balances at beginning of year          17,705,039
                                           -----------
Fund balances at end of year               $23,376,449
                                           ===========

                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

                                                Fixed               Diversified                Aggressive   Company     ATL
                                               Income   Balanced       Equity       Global      Growth       Stock      Stock
            1994                                Fund      Fund         Fund         Fund        Fund        Fund        Fund
            ----                           ----------------------------------------------------------------------------------

Contributions                              $  737,024    145,581      892,664      488,525    323,366    1,116,907       --
                                           ----------------------------------------------------------------------------------
Investment income (loss):
  Interest and dividends                      380,262      6,006      297,149       24,583        658        1,173         21
  Net appreciation (depreciation) in fair
     value of investments                        --      (13,405)    (354,297)     (76,811)    53,785     (101,481)    55,294
                                           ----------------------------------------------------------------------------------
      Net investment income (loss)            380,262     (7,399)     (57,148)     (52,228)    54,443     (100,308)    55,315
                                           ----------------------------------------------------------------------------------
      Net additions                         1,117,286    138,182      835,516      436,297    377,809    1,016,599     55,315

Benefits paid to participants                (456,502)   (10,108)    (478,214)     (48,893)   (18,527)    (202,896)   (32,857)
Interfund transfers                          (513,499)   149,184     (349,368)     457,494    309,301       90,375   (143,487)
                                           ----------------------------------------------------------------------------------
      Increase (decrease) in fund
         balances                             147,285    277,258        7,934      844,898    668,583      904,078   (121,029)

Fund balances at beginning of year          5,962,423       --      4,926,081      541,342       --      2,762,353    783,833
                                           ----------------------------------------------------------------------------------
Fund balances at end of year               $6,109,708    277,258    4,934,015    1,386,240    668,583    3,666,431    662,804
                                           ==================================================================================

            1994                               Total
            ----                           -----------

Contributions                              $ 3,704,067
                                           -----------
Investment income (loss):
  Interest and dividends                       709,852
  Net appreciation (depreciation) in fair
     value of investments                     (436,915)
                                           -----------
      Net investment income (loss)             272,937
                                           -----------
      Net additions                          3,977,004

Benefits paid to participants               (1,247,997)
Interfund transfers                               --
                                           -----------
      Increase (decrease) in fund            2,729,007
         balances

Fund balances at beginning of year          14,976,032
                                           -----------
Fund balances at end of year               $17,705,039
                                           ===========


                                                                      SCHEDULE 1

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           LINE 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1995


================================================================================================================
                                            Description of investment, including
       Identity of issue, borrower,           maturity date, rate of interest,                           Current
         lessor, or similar party             collateral, par or maturity value            Cost           value
- ----------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents -
*     Wachjovia Bank DTF Short-Term
         Investment Fund                    Short-Term Investment Portfolio            $   74,711         74,711

   Mutual funds:
      Vanguard Group Windsor II
         Fund                               Diversified Equity Fund                     5,183,710      6,862,578
      Dreyfus Stable Value Fund             Collective Investment Fund                    858,562        858,562
      Scudder Global Stock Fund             Worldwide Equity Fund                       1,616,728      1,759,926
      Alger Defined Contribution
         Small Cap Fund                     Small Capitalization Equity Fund            1,348,529      1,863,691
      Phoenix Balanced Fund                 Equity and Fixed Income Fund                  465,824        492,973
      Invesco ITC Stable Value Fund         Collective Investment Fund                  1,645,411      1,645,411

   Common stock:
*     SpaceLabs Medical, Inc.               Common stock                                3,816,509      5,033,349
      Advanced Technology
         Laboratories, Inc.                 Common stock                                  433,418        772,975

   Insurance contracts:
      Principal Mutual Life Insurance       Guaranteed Investment Contract
         Company                                 Policy No. 4-7799, 4.85%,
                                                 1/2  due July 1, 1996 and
                                                 remainder due January 1, 1997          1,467,036      1,467,036
      Metropolitan Life Insurance Company   Guaranteed Investment Contract
                                                 Policy No. GA-13191, 6.80%,
                                                 due March 31, 1996                     1,195,407      1,195,407
      Providence Life and Accident          Guaranteed Investment Contract,
         Insurance Company                       Policy No. 627-05297,
                                                 7.39%, due July 1, 1996                1,290,803      1,290,803
================================================================================================================



* Wachovia Employee Benefit Trust Services, the trustee of the Plan, and SpaceLabs Medical, Inc., the Plan Sponsor, are parties in interest, as defined by section 3(14) of ERISA.

                                                                      SCHEDULE 2

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

              LINE 27(d) -- SCHEDULE OF REPORTABLE TRANSACTIONS(1)

                          Year ended December 31, 1995

================================================================================

                                                                                              Purchase    Selling      Cost of
      Identity of party involved                          Description of asset                 price       price        asset
- ------------------------------------------------------------------------------------------------------------------------------
*Wachovia Employee Benefit Trust Services    Wachovia Bank DTF Short-Term Investment Fund   $1,793,993           -   1,793,993
*Wachovia Employee Benefit Trust Services    Wachovia Bank DTF Short-Term Investment Fund            -   1,734,945   1,734,945
 Invesco ITC Stable Value Fund               Collective Investment Fund                      1,734,945           -   1,734,945
 New York Life Insurance Company             Guaranteed Investment Contract Policy No.               -   1,714,616   1,714,616
                                                  GA-06633, 8.10%, due March 31, 1995
 Alger Defined Contribution Small Cap Fund   Small Capitalization Equity Fund                  809,278           -     809,278
 Alger Defined Contribution Small Cap Fund   Small Capitalization Equity Fund                        -      72,466      50,298
*Wachovia Employee Benefit Trust Services    Wachovia Bank DTF Short-Term Investment Fund    4,854,444           -   4,854,444
*Wachovia Employee Benefit Trust Services    Wachovia Bank DTF Short-Term Investment Fund            -   4,779,733   4,779,733
 Invesco ITC Stable Value Fund               Collective Investment Fund                      2,026,389           -   2,026,389
 Invesco ITC Stable Value Fund               Collective Investment Fund                              -     380,979     380,979
*SpaceLabs Medical, Inc.                     Common Stock                                    1,081,848           -   1,081,848
*SpaceLabs Medical, Inc.                     Common Stock                                            -     572,678     482,122
 Vanguard Group Windsor II Fund              Diversified Equity Fund                           971,164           -     971,164
==============================================================================================================================

                                               Current
                                               value of
                                               assets on      Net
                                              transaction     gain
      Identity of party involved                 date        (loss)
- -------------------------------------------------------------------
*Wachovia Employee Benefit Trust Services     1,793,993          -
*Wachovia Employee Benefit Trust Services     1,734,945          -
 Invesco ITC Stable Value Fund                1,734,945          -
 New York Life Insurance Company              1,714,616          -

 Alger Defined Contribution Small Cap Fund      809,278          -
 Alger Defined Contribution Small Cap Fund       72,466     22,168
*Wachovia Employee Benefit Trust Services     4,854,444          -
*Wachovia Employee Benefit Trust Services     4,779,733          -
 Invesco ITC Stable Value Fund                2,026,389          -
 Invesco ITC Stable Value Fund                  380,979         -
*SpaceLabs Medical, Inc.                      1,081,848          -
*SpaceLabs Medical, Inc.                        572,678     90,556
 Vanguard Group Windsor II Fund                 971,164          -
==================================================================


* Wachovia Employee Benefit Trust Services and SpaceLabs Medical, Inc. are parties in interest, as defined by section 3(14) of ERISA.

(1) Reportable transactions as defined in the Department of Labor's reporting regulations consist of (a) a single transaction in excess of 5% of the current value of Plan assets, (b) a series of transactions with or in conjunction with the same person, involving property other than securities, which amount in the aggregate to more than 5% of the current value of Plan assets, (c) a series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of total Plan assets and (d) any transaction with respect to securities with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with that same person in an amount in excess of 5% of the current value of Plan assets. The current value of Plan assets, to apply the definition of reportable transactions, is determined at the beginning of the Plan year.

                                   SIGNATURES




THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Benefits Committee have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.


                                            SPACELABS MEDICAL, INC.
                                            INCENTIVE SAVINGS AND
                                            STOCK OWNERSHIP PLAN


Date:    June 21, 1996                      By:   /s/ James A. Richman
         --------------------------              -------------------------------
                                                  James A. Richman
                                                  Vice President and
                                                  Corporate Controller

                                Index to Exhibits

Exhibit No.                  Description                           Page
- -----------      --------------------------------------        --------------

   23               Consent of KPMG Peat Marwick LLP